WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

October 11, 2008

Ms. Jessica Kane, Staff Attorney
Ms. Nudrat Salik, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Flurida Group, Inc. Registration Statement on Form S-1 Amendment No. 4. File No. 333-151200

Dear Ms. Kane and Ms. Salik:

Following conversations with you, we submit for your consideration the following responses to your comment letter dated September 30, 2008. We understand the staff will give us informal guidance concerning these responses. Following receipt of such guidance, we will file Amendment 4 on EDGAR.

1.
We will revise the Certain Relationships and Related Transactions section. We will eliminate the second, third, fourth and fifth paragraphs of Amendment 3, page 37. The following is the proposed eliminated language:

In June, 2008, we sold 14,112 icemakers for $173,436.48 to US company, Electrolux, located at El Paso, TX. The icemakers were manufactured and supplied by Zhong Nan Fu Rui. The icemakers were shipped out at FOB shipping point Qingdao, China on June 27, 2008.

In June 2008, we also sold 37,224 rolls of thermostats, CT-7 (RoHS), the key parts for icemakers, for $34,670.43 to Zhong Nan Fu Rui. The parts, CT-7 (RoHS), were exclusively used for the icemakers purchase order by Electrolux.

As of September 15, 2008, there were new sales of $404,103 realized. During July 2008, the products, motor parts for ice makers and ice water systems ordered by Electrulux, were shipped out FOB Qingdao, China, to Electrolux. All the invoices were issued, and we accrued total accounts receivable of $396,038.16 from Electrolux. The invoice terms are 90 days. The cost of goods sold for the parts sold were $383,915 and the accounts payable to Zhong Nan Fu Rui were $383,915.

As of September 15, 2008, an additional purchase order was placed by Electrolux for approximately $850,000. We anticipate that these products will be delivered by the end of 2008. We have not recorded any revenues or expenses related to this order.

We will replace the eliminated language with the following proposed paragraph:

In fiscal year 2006, we sold no products to and purchased no products from Zhong Nan Fu Rui. In fiscal year 2007, we sold no products to and purchased no products from Zhong Nan Fu Rui. To date in fiscal year 2008, we sold $34,670.43 in products to and purchased $747,260.64 in products from Zhong Nan Fu Rui.

2.
We apologize for our drafting error. As explained to the staff, the language which was acceptable in amendment 2 somehow reverted to the language in Amendment 1 which drew this comment previously. We will revert to the language in Amendment 2 as follows:

Ms. Yaru Huang, CFO

Main responsibilities of the position are as follows:

1. Oversee the corporate finance in accordance with the General Accepted Accounting Principles of the United States, General Principles of Corporate Finance, and Financial Management System developed by the company.

2. Implement the directives of the CEO and the Board of Directors in the following financial areas: allocation of all the corporate capital and management of the company’s capital or other investments.

3. Develop corporate financial plan, control auditing analysis, raise capitals legally, make use of the corporate assets effectively, and make every efforts to increase the corporate economic benefits.

4. Supervise and manage the finances of the subsidiaries of the company. Employment period is three years from December 2006 to December 2009. Annual salary will be $50,000 starting to pay at January, 2009.

The salaries accrued from December 2006 to December 2008 will be waived by Yaru Huang. Accordingly, there is no salary payment for Yaru Huang in 2006, 2007, and 2008, respectively.

3.	See Attachment for response to financial statement comments 3-6.

4.	See Attachment for response to financial statement comments 3-6.

5.	See Attachment for response to financial statement comments 3-6.

6.	See Attachment for response to financial statement comments 3-6.

7.	The signatures will be revised as follows, to be dated and signed when Amendment 4 is filed:

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in Chicago IL on ***.

Flurida Group, Inc.

By:

Title	Name	Date	Signature
Principal Executive Officer	Jianfeng Ding

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE	NAME	TITLE	DATE
	Jianfeng Ding	Principal Executive Officer and Director
	Yaru Hang	Principal Financial Officer and Principal Accounting Officer
	Xiaoyong Fu	Director
	Ying Zhong	Director

Thank you for your consideration.

Sincerely,

/s/ Michael T. Williams, Esq.
Michael T. Williams, Esq.

ATTACHMENT

Audited Financial Statements

Notes to the Financial Statements

Notes B- Significant Accounting Policies

Loans from Shareholders, page 55

3.	Additional paragraph was added in Note F as follows:

“Also in the following adjusted Consolidated Balance Sheets, as of December 31, 2006, and December 31, 2007, respectively, the loans from shareholders of $1,500 and $1,179,547 respectively, were short-term loans. The loan amount of $1,500 was loaned by Jianfeng Ding, the Founder of the Company, for the expenses of initial organization cost, which will be repaid as Jianfeng Ding requested for. Except the loan amount of $1,500 from Jianfeng Ding, all the other loans from shareholders should be repaid in 6 months with the annual interest rate of 8%, or converted into common shares within 6 months. Accordingly, the all the loans from shareholders are current liabilities. Therefore, the total current liabilities as of December 31, 2006, and December 31, 2007 were $1,500, and $1,179,547.”

Additional opinion paragraph was added to Auditor’s report as follows:

“As discussed in Note F, Error Corrections for Accounting of Organization Costs, for the adjusted Consolidated Balance Sheets, as of December 31, 2006, and December 31, 2007, respectively, all the loans from shareholders were short-term loans. Accordingly, the total current liabilities as of December 31, 2006, and December 31, 2007 were $1,500, and $1,179,547, respectively.”

Unaudited Financial Statements
Financial Statements
Consolidated Statement of Loss, page 68

4.
Foreign currency exchange translation adjustment was added to the Consolidated Statement of Loss. See below for Consolidated Statement of Loss, Balance Sheets, and Consolidated Statement of Stockholders’ Equity.

FLURIDA GROUP, INC.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF LOSS

	Six	Six	Cumulative from December 19,
	Months Ended	Months Ended	2006
	June 30	June 30,	to June 30,
	2007	2008	2008
		(Unaudited)	(Unaudited)

Revenues:		$208,107	$208,107
Cost of Goods Sold	$—	$197,705	$197,705
Gross Profit	$—	$10,402	$10,402
Operating expenses:

Research and development	—	—

Selling, general and administrative expenses	—	132,291	154,501

Depreciation and amortization expenses		—

Total Operating Expenses	—	132,291	154,501

Operating Loss	$—	$(121,889)	$(144,099)

Investment income, net	$—	$5,814	$7,405
Interest Expense, net	—	—	—
Loss before income taxes	—	(116,075)	(136,694)
Loss tax expense	—	—	—
Net loss	$—	$(116,075)	$(136,694)

Net loss per common share- Basics (Note B)	—	$(0.00)	$(0.00)
Net loss per common share- Diluted (Note B)		$(0.00)	$(0.00)

Other comprehensive income, net of tax:
Foreign currency translation adjustments	—	254	128
Other comprehensive income	—	254	128
Comprehensive Loss	$—	$(115,821)	$(136,566)

FLURIDA GROUP, INC.
(A Development Stage Enterprise)
CONSOLIDATED BALANCE SHEETS

June 30
2008
( Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,149,807
Accounts receivable, net	173,436
Total Current Assets	$1,323,243

Property, plant and equipment, net

Other assets
Organization Cost	—
TOTAL ASSETS	$1,323,243

LIABILITIES & EQUITY

Current liabilities:	—
Accounts payable	197,705
Other payable	$1,500
Total current liabilities	$199,205

Total liabilities	$199,205

Stockholders' Equity:

Common stock, $0.001 par value; 200,000,000 shares authorized; 38,990,827 shares issued and outstanding.	$38,991

Paid-in capital	1,221,613

Deficit accumulated during the development stage	(136,694)

Accumulated other comprehensive income	128

Total stockholders' equity	$1,124,038

TOTAL LIABILITIES & EQUITY	$1,323,243

FLURIDA GROUP, INC.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
FOR THE PERIOD ENDED JUNE 30, 2008

				Deficit
				Accumulated	Accumulated
			Additional	During the	Other	Total
	Common Stock		Paid-in	Development	Comprehensive	Stockholders'
	Shares	Amount	Capital	Stage	Income (Loss)	Equity
Net loss for the year ended December 31 , 2006				$(1,500)		$(1,500)

Balance, December 31, 2006				$(1,500)		$(1,500)

Proceeds from sale of common stock @0.001 per share On August 20, 2007	25,997,760	$25,998	$—	$—		$25,998

Issuance of common stocks to shareholders @0.05 per share on December 10, 2007	1,294,000	$1,294	$63,406			$64,700

Adjustment for Exchange rate changes					$(126)	$(126)

Net loss for the year ended December 31, 2007				$(19,119)		$(19,119)

Balance, December 31, 2007	27,291,760	$27,292	$63,406	$(20,619)	$(126)	$69,953

Issuance of common stocks to Williams @0.10 per share on April 15, 2008	50,000	$50	$4,950			$5,000

Issuance of common stocks to convert loans @0.10 per share on April 15, 2008	11,649,067	$11,649	$1,153,257			$1,164,906

Net loss for the period ended June 30, 2008				$(116,075)	254	$(115,821)

Balance, June 30, 2008	38,990,827	38,991	1,221,613	(136,694)	128	1,124,038

Consolidated Statement of Cash Flows, page 70

5.
Supplemental schedule of noncash financing activities was added to the Consolidated Statement of Cash Flows. At the period ended 6/30/2008, the total amount from issuance of common stock is the loan amount of $1,164,906 converted to common shares plus the $5,000 common shares issued to Michael Williams, which sum up a total of $1,169,906. At the beginning of the fiscal year 1/1/2008, The Company had six months short-term loans $1,178,046 from shareholders who can convert their loans to common shares. The total loan amount of $1,178,046 were totally assumed and converted to common shares at April 15, 2008. In summary, net cash change is negative $8,140 for financing activities in the Consolidated Statement of Cash Flows. All the financing activities in the attached Consolidated Statement of Cash flows for the period January 1 to June 30, 2008 were non cash financing activities, and there are no new cash received or dispersed for the same period.

Please see below Consolidated Statement of Cash Flows:

FLURIDA GROUP, INC.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF CASH FLOWS

			Cumulative from
			December 19,
			2006 (Date of
	Six Month	Six Month	Inception)
	Ended	Ended	Through
	June 30,	June 30,	June 30,
	2007	2008	2008
		Unaudited	Unaudited

Operating Activities:
Net loss	$—	$(116,075)	$(136,694)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	—
Decrease in account receivable		(173,436)	$(173,436)
Increase in account payable		197,705	$197,705
Net cash provided by operating activities	$—	$(91,806)	$(112,425)

Investing Activities:
Organization cost	—	—
Net cash provided by investing activities	$—	$—	$—

Financing Activities:
Proceeds from issuance of common stock		1,169,906	$1,260,604
Proceeds from loan from shareholders	—	(1,178,046)	$1,500
Net cash provided by financing activities	$—	(8,140)	$1,262,104

Effect of Exchange Rate on Cash	$—	$254	$128
Net increase (decrease) in cash and cash equivalents	$—	$(99,692)	$1,149,807
Cash and cash equivalents at beginning of the year	$—	$1,249,499	$1,249,499
Cash and cash equivalents at end of year	$—	$1,149,807	$2,399,306

Supplemental schedule of noncash financing activities:

At the beginning of the fiscal year 1/1/2008, The company had six months short term loans $1,178,046 from shareholders who will convert their loans to common shares at 4/15/2008. Proceeds from loan from shareholders of $1,178,046 were totally assumed and converted to common shares.

During January 1 to June 30, 2008 period, the company issued new loans to non officers and directors, and have repay loans from shareholders. The detail as follows:

Loans from shareholders-convertible to common shares, 1/1/2008	$1,178,046
New loans from shareholders-convertible to common shares 3/25/2008	$2,000
Repay loans from shareholders-convertible to common shares at 4/1/2008	$(25,066)
New loans from shareholders-convertible to common shares at 4/1/2008	$9,926
Total loans from shareholders-convertible to common shares at 4/1/2008	$1,164,906
Loans $1,164,906 from shareholders converted to 11,649,067 common shares @ 0.10 per share at 4/15/2008	$(1,164,906)

At 4/15/2008, additional 50,000 common shares was issued to Michael Williams @ 0.10 per share for the legal service fee of $5,000.

At the period ended 6/30/2008, the proceeds from issuance of common stock is the loans amount that converted to common shares $ 1,164,906, plus the $ 5,000 common stock issued to Michael Williams, which sum up a total of $ 1,169,906.

Notes to the Financial Statements

Note C- Related Party Transactions

Loans from Officers and Directors, page 75

6.
The short-term loans from officers and directors which can be converted to common shares were $609,200 as of December 31, 2007 and all the loan amount of $609,200 were converted to common shares at April 15, 2008. The new loan amount of $11,926 was advanced by non-affiliated non-officers or non-directors on March 25, and April 1, respectively. All the new loan amount of $11,916 was converted to common shares at April 15, 2008. There were no new loans from officers and directors during the period of January 1 to June 30, 2008. See below table for details:

Officers & Directors	Title	Loans Amount From Officers and Directors at 12/31/2007	Loans From Officers and Directors Convert to Common Stocks at 4/15/2008
Jianfeng Ding	CEO
Yaru Huang	CFO	$300,000.00	$300,000.00
Ying Zhong	Chief Representative, China Office	$200,000.00	$200,000.00
Fenglan Li	Financial Manager	$15,000.00	$15,000.00
Fuling Li	Operation Manager	$10,000.00	$10,000.00
Xiaoyong Fu	Board Member	$75,000.00	$75,000.00
Gian Franco Barbieri	Manager Director, Flurida Europe Company	$9,200.00	$9,200.00
Total		$609,200.00	$609,200.00